
05048896

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

_X_ ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the year ended December 31, 2004

OR

_____ TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from__________to__________

Commission File Number: 0-16130

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

NORTHLAND CRANBERRIES, INC. 401 (k) RETIREMENT PLAN AND TRUST

B. Name of issuer of the securities held pursuant to the plan and the address of its principle executive office:

NORTHLAND CRANBERRIES, INC.
2321 West Grand Avenue
Wisconsin Rapids, WI 54495

Exhibit Index is on page 16.

REQUIRED INFORMATION

The following financial statements and schedules of Northland Cranberries, Inc. 401 (k) Retirement Plan and Trust, prepared in accordance with the financial reporting requirements of the Employee Retirement Income Securities Act of 1974, as amended, are filed herewith.

NORTHLAND CRANBERRIES, INC.
401(K) RETIREMENT PLAN AND TRUST
Wisconsin Rapids, Wisconsin

FINANCIAL STATEMENTS
December 31, 2004 and 2003

TABLE OF CONTENTS


Clifton
Gunderson LLP
Certified Public Accountants & Consultants

Report of Independent Registered Public Accounting Firm

To Participants and Administrator of the
Northland Cranberries, Inc.
401(k) Retirement Plan and Trust
Wisconsin Rapids, Wisconsin

We have audited the accompanying statements of net assets available for benefits of the Northland Cranberries, Inc. 401(k) Retirement Plan and Trust as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Northland Cranberries, Inc. 401(k) Retirement Plan and Trust as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Clifton Gunderson LLP

Stevens Point, Wisconsin
June 9, 2005


Member of
HLB
International

NORTHLAND CRANBERRIES, INC.
401(K) RETIREMENT PLAN AND TRUST
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2004 and 2003

ASSETS

	2004	2003
CASH	$ 3,798	$ 2,085
INVESTMENTS		
Pooled money market fund	205,962	304,720
Pooled fixed income fund and fixed income mutual fund	237,019	349,002
Pooled equity funds and equity mutual funds	5,773,131	4,552,217
Common stock - employer	101,935	102,489
Total investments	6,318,047	5,308,428
CONTRIBUTIONS RECEIVABLE		
Employer contribution	-	10,149
Employees' contributions	-	24,743
Total contributions receivable	-	34,892
Total assets	6,321,845	5,345,405
LIABILITIES		
Accrued expenses	13,806	9,538
NET ASSETS AVAILABLE FOR BENEFITS	$ 6,308,039	$ 5,335,867

These financial statements should be read only in connection with the accompanying notes to the financial statements.

NORTHLAND CRANBERRIES, INC.
401(K) RETIREMENT PLAN AND TRUST
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Years Ended December 31, 2004 and 2003

	2004	2003
ADDITIONS TO NET ASSETS ATTRIBUTED TO:		
Investment income:		
Net appreciation in fair value of investments	$ 659,337	$ 884,635
Interest and dividends	89,088	35,565
Total investment income	748,425	920,200
Contributions:		
Employer	267,735	291,382
Employees	648,892	673,759
Employee rollovers from other plans	-	49,101
Total contributions	916,627	1,014,242
Total additions	1,665,052	1,934,442
DEDUCTIONS FROM NET ASSETS AVAILABLE FOR BENEFITS		
Benefits paid to participants	649,280	575,790
Administrative expenses	43,600	38,410
Total deductions	692,880	614,200
NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	972,172	1,320,242
NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	5,335,867	4,015,625
NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$ 6,308,039	$ 5,335,867

These financial statements should be read only in connection with the accompanying notes to financial statements.

NORTHLAND CRANBERRIES, INC.
401(K) RETIREMENT PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS
December 31, 2004 and 2003

NOTE 1 - DESCRIPTION OF PLAN

The following description of the Northland Cranberries, Inc. 401(k) Retirement Plan and Trust (the "Plan") provides only general information. The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 ("ERISA") and Section 401 of the Internal Revenue Code. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution 401(k) savings plan established for substantially all employees of Northland Cranberries, Inc. ("Northland"). Employees are generally eligible to participate in the Plan after reaching 18 years of age and completion of one year of service with 1,000 hours worked.

Contributions

Participants may elect to make contributions to the Plan subject to Plan and Internal Revenue Service limitations. Employer contributions are made at the discretion of the Board of Directors of Northland. Participant rollover contributions from other plans are permitted.

Northland shall make matching contributions to participants covered by collective bargaining agreements at Minot equal to 20% of the first 3% of withheld compensation up to $250 and quarterly profit sharing contributions of $62.50.

Northland shall also make matching contributions to participants covered by collective bargaining agreements at Seneca locations equal to 100% of withheld compensation up to $260 and pay a profit sharing contribution of $300 no later than January 31, 2004 and 2003, respectively, each year to each eligible employee who was a participant on January 1 of such year.

Investment Options

The Plan allows participants to direct the investment of contributions and related earnings among various pooled investment funds offered by North Central Trust Company, various other mutual funds, and Northland Class A common stock.

Allocation of Investment Income (Losses)

Each participant's account is allocated investment income (losses) based upon the specific investment options chosen and in the proportion that an individual participant's account balance bears in relation to total account balances under the Plan.

NOTE 1 - DESCRIPTION OF PLAN (CONTINUED)

Vesting

Participants vest in employer matching contributions 20% per year and become fully vested at the completion of five years of service. Participants covered by a collective bargaining agreement at Northland's Jackson, Wisconsin plant vest in Northland's matching contributions at a rate of 40% after the second year and 20% annually thereafter and become fully vested at the completion of five years of service. In addition, each participant who was terminated from Northland's Bridgeton, New Jersey plant on or after August 25, 2000; Northland's Mountain Home, North Carolina plant on June 8, 2001; Dundee, New York plant on or after June 28, 2002; the Cornelius, Oregon plant on or after July 16, 2002; Northland's Jackson, Wisconsin plant on or after September 21, 2003; and employees at Northland's Wisconsin Rapids, Wisconsin plant (that was sold to Ocean Spray) as of November 30, 2004, is 100% vested in the Plan. Salary deferral and rollover contributions by participants are 100% vested at all times.

Benefits

Participants are able to withdraw their account balance upon retirement, death, disability, termination of employment, or attainment of age 59-1/2. Participants having any immediate and heavy financial hardship without any other source of funds may request a hardship withdrawal of their 401(k) contributions and their vested portion of Northland's matching contributions. Participant's vested and nonforfeitable interests will be distributable to the participant upon termination of employment if the interest is less than $5,000. If the interest exceeds $5,000, distribution will be made only if the participant consents.

Forfeitures

Upon termination of employment, the balances in the participant's accounts which are not vested shall be allocated to all participants eligible to share in the allocations in proportion to each such participant's compensation for the year. Forfeitures allocated to participant's accounts approximated $9,935 and $29,998 for the years ended December 31, 2004 and 2003, respectively. Unallocated forfeitures totaled $5,593 and $9,935 for the years ended December 31, 2004 and 2003, respectively.

Plan Expenses

All investment, administrative, record keeping, and audit expenses are the responsibility of the Plan. Plan expenses totaled $43,600 and $38,410 for the years ended December 31, 2004 and 2003, respectively.

Plan Termination

Although it has not expressed any intent to do so, Northland has the right under the Plan to terminate the Plan subject to the provisions of ERISA. Upon termination of the Plan, all account balances of the participants become fully vested.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared using the accrual method of accounting.

Investments

Plan investments are stated at fair value. Quoted market prices of underlying securities, representing the last reported sales value on the last business day of the Plan year, are used to value investment funds.

Purchase and Sales of Securities

Purchase and sales of securities are reflected on a trade-date basis. Gain or loss on sales of securities is based on cost. Cost is the current market value at the beginning of the Plan year or historical cost if the security was purchased during the Plan year.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Benefits

Benefits are recorded when paid. There were no benefit payments requested but not processed as of December 31, 2004 and 2003.

Risks and Uncertainties

The Plan invests in various investments, including investments in pooled investment funds, mutual funds, and common stock of Northland. Investments, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of certain investments will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

NORTHLAND CRANBERRIES, INC.
401(K) RETIREMENT PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS
December 31, 2004 and 2003

NOTE 3 - INVESTMENTS

The fair value of investments that individually represent 5 percent or more of the Plan's assets consist of the following as of December 31, 2004 and 2003:

	2004	2003
North Central Trust Company:		
Common Trust Fund C: Balanced Profile I	$ 710,369	$ 583,056
Common Trust Fund C: Conservative Growth Profile I	414,076	150,249
Common Trust Fund C: High Growth Profile I	1,074,127	960,437
Common Trust Fund C: Moderate Growth Profile I	1,288,180	1,069,987
Vanguard Funds - Index Trust 500 Fund	487,941	490,195
Mosaic Funds - Mosaic Investors Fund	471,642	412,391
American Advantage Funds - Small Cap Value	571,598	408,169

During the years ended December 31, 2004 and 2003, Plan investments valued at fair value, including those purchased and sold during the year, (depreciated) appreciated in value as follows:

	2004	2003
Pooled funds and mutual funds	$ 664,692	$ 910,210
Northland Cranberries Inc. Class A common stock	(5,355)	(25,575)
Net appreciation (depreciation) in fair value of investments	$ 659,337	$ 884,635

Investments in Northland Cranberries, Inc. Class A Common Stock as of December 31, 2004 and 2003, were as follows:

	2004		2003	
	Shares	Fair Value	Shares	Fair Value
Northland Cranberries, Inc.	152,142	$ 101,935	146,413	$ 102,489

Transactions during the years ended December 31, 2004 and 2003, in Northland Cranberries, Inc. Class A Common Stock are summarized as follows:

	2004		2003	
	Shares	Fair Value	Shares	Fair Value
Aggregate purchases	79,937	$ 59,143	76,036	$ 60,123
Aggregate sales	74,208	$ 54,342	17,526	$ 11,172

**NORTHLAND CRANBERRIES, INC.
401(K) RETIREMENT PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS
December 31, 2004 and 2003**

NOTE 4 - TAX STATUS

The Plan has obtained a determination letter from the Internal Revenue Service dated September 4, 2001, in which the IRS stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan management believes that the Plan currently is designed and being operated in compliance with the applicable requirements of the Internal Revenue Code, and that the Plan continues to qualify under Section 401 as tax exempt as of December 31, 2004. Therefore, no provision for income taxes has been included in the Plan's financial statements.

This information is an integral part of the accompanying financial statements.

SUPPLEMENTAL INFORMATION

NORTHLAND CRANBERRIES, INC.
401(K) RETIREMENT PLAN AND TRUST
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2004

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Fair Value
Pooled Money Market Fund:		
North Central Trust Company:		
Government Obligations Fund *	205,957.61 Units	$ 205,962
Pooled Fixed Income Fund and Fixed Income Mutual Fund:		
Federated Funds:		
Federated Mortgage Institutional	15,180.100 Units	153,015
North Central Trust Company:		
Common Trust Fund C: Fixed Income Profile I *	4,704.330 Units	84,004
Total		237,019
Pooled Equity Funds and Equity Mutual Funds:		
North Central Trust Company:		
Common Trust Fund C: Balanced Profile I *	40,268.893 Units	710,369
Common Trust Fund C: Conservative Growth Profile I *	24,575.335 Units	414,076
Common Trust Fund C: High Growth Profile I *	62,789.234 Units	1,074,127
Common Trust Fund C: Moderate Growth Profile I *	76,548.146 Units	1,288,180
Mosaic Funds:		
Mosaic Investors Fund	22,653.292 Units	471,642
American Advantage Funds:		
Small Cap Value	28,227.065 Units	571,598
International Equity Fund	1,949.528 Units	39,497
Delaware Group Funds:		
Delaware Trend Fund	4,507.683 Units	99,845
Dodge & Cox Funds:		
Dodge & Cox Stock Funds	1,335.176 Units	173,867
American Funds:		
Euro Pacific Growth Fund	3,228.980 Units	115,049
Fidelity Funds:		
Fidelity Growth and Income Portfolio	5,251.143 Units	200,646
Harbor Funds:		
Capital Appreciation Fund	3,478.027 Units	99,715
Vanguard Funds:		
Vanguard U.S. Growth Fund	67.063 Units	1,085
Vanguard Explorer Fund	341.880 Units	25,494
Vanguard Index Trust 500 Fund	4,370.663 Units	487,941
Total		5,773,131
Common Stock:		
Northland Cranberries, Inc. Class A Common Stock *	152,142 Shares	101,935
TOTAL ASSETS		$ 6,318,047

* Party-in-interest

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Northland Cranberries, Inc., which administers the Plan, has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Wisconsin Rapids, and State of Wisconsin, on the 27 day of June, 2005.

NORTHLAND CRANBERRIES, INC.
401 (K) RETIREMENT PLAN AND TRUST

By: ______________________________
Nigel J. Cooper
Vice President – Finance
Northland Cranberries, Inc.

EXHIBIT INDEX

NORTHLAND CRANBERRIES, INC 401(k) RETIREMENT PLAN AND TRUST

FORM 11-K

Exhibit No.	Exhibit	Page Number in Sequentially Numbered Form 11-K
(23.1)	Consent of Clifton Gunderson, LLP	

EXHIBIT 23.1

Independent Auditors' Consent

We consent to the incorporation by reference in Registration Statement No. 333-01577 of Northland Cranberries, Inc. on Form S-8 of our report dated June 9, 2005, appearing in this Annual Report on Form 11-K of Northland Cranberries, Inc. 401(k) Retirement Plan and Trust for the years ended December 31, 2004 and 2003.

Clifton Gunderson LLP

CLIFTON GUNDERSON LLP
Stevens Point, Wisconsin
June 23, 2005